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September 10, 1999

VIA EDGAR

Heather Maples, Esq.
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549


Re:  Clontech Laboratories, Inc.
CIK: 0000816281
Commission File No. 333-72607 Application for Withdrawal


Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-72607 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on February 19, 1999.

Pursuant to the Registration Statement, the Registrant proposed to register certain shares of its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public with a proposed maximum offering price of $73,600,000. The Registrant has recently consummated a transaction with Becton, Dickinson and Company ("Becton") whereby the Registrant has become a wholly owned subsidiary of Becton. No securities have been sold under the Registration Statement and all activity in pursuit of the offering has been discontinued.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

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If you have any questions regarding the foregoing application for withdrawal, please contact Matthew H. Hemington of Cooley Godward LLP, legal counsel to the Registrant in connection with the Registration Statement, at (650) 843-5062.

                               Sincerely,

                               Clontech Laboratories, Inc.

                               /s/ Kenneth S. Fong

                               Kenneth S. Fong
                               President and Chief Executive Officer


Cc: Matthew Hemington, Esq.
    Jason A. Mendelson, Esq.
    Gary DeFazio, Esq.